# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bitfarms Ltd., CIK 0001812477
CUSIP: 09173B107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 110 YONGE STREET, SUITE 1601, TORONTO, Ontario Canada (A6), M5C 1T4
Date of event which requires filing of this statement: 04/07/2025
Amends the filing with accession number 0001104659-24-065417
Filed by CIK 0001167419
Persons authorized to receive notices and communications: Riot Platforms, Inc., 3855 Ambrosia Street, Suite 301, Castle Rock, Colorado (CO), 80109, 303-794-2000

## Reporting persons
- Riot Platforms, Inc. (CIK 0001167419): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 54,810,793; shared voting power 0; sole dispositive power 90,110,912; shared dispositive power 0; aggregate amount beneficially owned 90,110,912 (16.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Bitfarms Ltd.
Address of issuer's principal executive offices: 110 YONGE STREET, SUITE 1601, TORONTO, Ontario Canada (A6), M5C 1T4
Comment:
This Amendment No. 14 to Schedule 13D ("Amendment No. 14") relates to the Schedule 13D filed on May 28, 2024 (as amended by Amendment No. 1, dated May 29, 2024, Amendment No. 2, dated June 4, 2024, Amendment No. 3 dated June 5, 2024, Amendment No. 4 dated June 12, 2024, Amendment No. 5 dated June 13, 2024, Amendment No. 6 dated June 24, 2024, Amendment No. 7 dated July 31, 2024, Amendment No. 8 dated August 5, 2024, Amendment No. 9 dated August 9, 2024, Amendment No. 10 dated August 14, 2024, Amendment No. 11 dated August 21, 2024, Amendment No. 12 dated September 5, 2024 and Amendment No. 13 dated September 23, 2024, the "Schedule 13D") by Riot Platforms, Inc., a Nevada corporation (the "Reporting Person"), relating to the Common Shares, no par value per share (the "Common Shares"), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the "Company"), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Except as specifically amended by this Amendment No. 14, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Exhibit 3, which information is incorporated herein by reference.
Residence or business address: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Exhibit 3, which information is incorporated herein by reference.
Present principal occupation or employment: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Exhibit 3, which information is incorporated herein by reference.
Criminal convictions in the last five years: The Reporting Person and the individuals listed on Exhibit 3 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person and the individuals listed on Exhibit 3 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information previously included as Schedule A to the Schedule 13D is hereby replaced with the information set forth in Exhibit 3, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Reference is made to that certain Settlement Agreement, dated as of September 23, 2024 (the "Settlement Agreement"), by and between the Company and the Reporting Person. On April 7, 2025, the Reporting Person delivered a waiver and irrevocable proxy (the "Waiver and Irrevocable Proxy") to the Company, pursuant to which the Reporting Person (i) irrevocably waived and relinquished its rights under Section 2.2, Section 3.4, Section 3.5, Section 3.7 and Section 5 of the Settlement Agreement and irrevocably released the Company from all of its obligations thereunder; and (ii) granted to the Company and any of its designees an irrevocable proxy to vote or act by written consent as determined by the Company from time to time, solely with respect to any Subject Securities (as defined in the Settlement Agreement) the voting power of which represents in excess of 9.9% of the total voting power of all securities of the Company entitled to vote for the election of directors of the Company from time to time outstanding. As a result of such proxy, the Reporting Person currently exercises voting power over approximately 54,810,793, or approximately 9.9%, of the outstanding Common Shares. Such proxy shall automatically and immediately be terminated on the date on which the Subject Securities represent 9.9% or less of the total voting power of all securities of the Company entitled to vote for the election of directors of the Company from time to time outstanding.

The foregoing summary of the Waiver and Irrevocable Proxy is not intended to be complete and is qualified in its entirety by reference to the full text of the Waiver and Irrevocable Proxy, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

On April 8, 2025, the Reporting Person issued a press release in accordance with applicable Canadian securities laws announcing the Waiver and Irrevocable Proxy. The foregoing summary of such press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read in full as follows:

(a) and (b) The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 553,644,380 Common Shares outstanding, based on the information contained in the Company's management's discussion and analysis for the year ended December 31, 2024, filed as Exhibit 99.3 to the Company's annual report on Form 40-F on April 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read in full as follows:

(a) and (b) The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 553,644,380 Common Shares outstanding, based on the information contained in the Company's management's discussion and analysis for the year ended December 31, 2024, filed as Exhibit 99.3 to the Company's annual report on Form 40-F on April 1, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4, on April 7, 2025, the Reporting Person delivered the Waiver and Irrevocable Proxy to the Company, a copy of which is filed as Exhibit 1 hereto. The Waiver and Irrevocable Proxy and the description thereof set forth in Item 4 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Waiver and Irrevocable Proxy, dated April 7, 2025
Exhibit 2: Press Release of the Reporting Person, dated April 8, 2025
Exhibit 3: Directors and Executive Officers of the Reporting Person

## Signatures
- Riot Platforms, Inc.: /s/ Colin Yee, Colin Yee/Chief Financial Officer (04/09/2025)